UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INFOSYS LIMITED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Equity Shares, par value Rs. 5 per share

(Title of Class of Securities)

The Equity Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number

(CUSIP Number of Class of Securities)

Inderpreet Sawhney

Chief Legal Officer and Chief Compliance Officer

Infosys Limited

Electronics City, Hosur Road

Bengaluru, Karnataka

India 560 100

Telephone: +91-80-2852-0261

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven V. Bernard, Esq.

Tamara M. Brightwell, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the tender offer by Infosys Limited, a company organized under the laws of the Republic of India (the “Company” or “Infosys”), to purchase up to 10,00,00,000 of its fully paid-up equity share(s) of face value of ₹5/- (Rupees Five only), each at the tender offer price of ₹ 1,800 (Rupees One Thousand Eight Hundred) per equity share, upon the terms and subject to the conditions set forth in the Letter of Offer dated November 18, 2025, a copy of which is attached hereto as Exhibit (a)(1)(A) (the “Buyback”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Letter of Offer dated November 18, 2025, a copy of which is attached hereto as Exhibit (a)(1)(A) (the “Letter of Offer”), is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under the caption Annexure 1 “Summary Term Sheet” of the Letter of Offer is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

Infosys Limited is the issuer of the securities subject to the Buyback. The address of the Company’s principal executive office is Electronics City, Hosur Road, Bengaluru 560 100, India, and the telephone number at that address is +91-80-2852 0261. The information set forth in the Letter of Offer under paragraph 1 of the caption “17. Brief Information of the Company” is incorporated herein by reference.

(b) Securities.

The subject class of securities of the Company is Equity Shares, par value Rs. 5 per share (“Equity Shares”). The information set forth under the caption “16. Capital Structure and Shareholding Pattern” of the Letter of Offer is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under the caption “19. Stock Market Data” of the Letter of Offer is incorporated herein by reference.

The following table shows, for the periods indicated, the high and low sales price per share (denominated in INR) of the Equity Shares on the BSE Limited (“BSE”) and The National Stock Exchange of India Limited (“NSE”), which are the principal markets on which the Equity Shares are traded, as reported by such stock exchange:

	High on BSE	Low on BSE	High on NSE	Low on NSE
Fiscal Year Ending March 31, 2026
Second Quarter	1,649.00	1,414.50	1,649.00	1,414.00
First Quarter	1,647.70	1,307.10	1,647.40	1,307.00
Fiscal Year Ending March 31, 2025
Fourth Quarter	1,982.55	1,551.00	1,982.80	1,545.15
Third Quarter	2,006.80	1,718.50	2,006.45	1,718.00
Second Quarter	1,975.05	1,559.20	1,975.75	1,559.50
First Quarter	1,588.00	1,359.10	1,588.50	1,358.35
Fiscal Year Ending March 31, 2024
Fourth Quarter	1,731.00	1,482.00	1,733.00	1,481.55
Third Quarter	1,593.00	1,352.00	1,593.00	1,351.65
Second Quarter	1,519.30	1,311.60	1,518.40	1,305.00
First Quarter	1,438.00	1,215.45	1,435.00	1,185.30

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2.(a) “Subject Company Information—Name and Address” above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth under paragraph 7 of the caption “17. Brief Information of the Company” and paragraph 7 of the caption “6. Details of the Buyback” of the Letter of Offer are incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth under the captions Annexure 1 “Summary Term Sheet,” “1. Schedule of Activities,” “6. Details of the Buyback,” “9. Maximum Number of Equity Shares that the Company Proposes to Buyback,” “11. Management Discussion and Analysis of the Likely Impact of the Buyback on the Company,” “12. Buyback Price and Basis of Determining the Price of the Buyback,” “22. Process and Methodology for the Buyback,” “23. Procedure for Tender / Offer and Settlement” and “24. Note on Taxation” of the Letter of Offer are incorporated herein by reference.

(b) Purchases.

The information set forth under the captions Annexure 1 “Summary Term Sheet,” “11. Management Discussion and Analysis of the Likely Impact of the Buyback on the Company” and “17. Brief Information of the Company” of the Letter of Offer are incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under the caption “17. Brief Information of the Company” of the Letter of Offer is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under the caption “8. Necessity / Objective of the Buyback” of the Letter of Offer is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in under the caption “4. Text of the Resolution Passed at the Board Meeting” and under paragraph 28, subparagraph 12 under the caption “23. Procedure for Tender / Offer and Settlement” of the Letter of Offer are incorporated herein by reference.

(c) Plans.

The information set forth under the caption “6. Details of the Buyback” of the Letter of Offer is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth under the caption “10. Maximum Amount Required Under the Buyback” of the Letter of Offer is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under the caption “6. Details of the Buyback” of the Letter of Offer is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under the caption “6. Details of the Buyback” of the Letter of Offer is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth under the captions “6. Details of the Buyback” and “20. Details of Statutory Approvals” of the Letter of Offer are incorporated herein by reference.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Letter of Offer dated November 18, 2025.

(a)(1)(B)	Tender Form for Eligible Shareholders Holding Shares in Dematerialised Form.

(a)(1)(C)	Tender Form for Eligible Shareholders Holding Shares in Physical Form.

(a)(1)(D)	Form No. SH-4 Securities Transfer Form.

(a)(1)(E)	Summary Advertisement.

(a)(1)(F)	Notice to Stock Exchanges dated September 11, 2025 (incorporated by reference to the Company’s Schedule TO-C filed on September 11, 2025).

(a)(1)(G)	Notice to Stock Exchanges dated September 12, 2025 (incorporated by reference to the Company’s Schedule TO-C filed on September 12, 2025).

(a)(1)(H)	Notice to Stock Exchanges dated September 26, 2025 (incorporated by reference to the Company’s Schedule TO-C filed on September 26, 2025).

(a)(1)(I)	Notice to Stock Exchanges dated November 6, 2025 (incorporated by reference to the Company’s Schedule TO-C filed on November 6, 2025).

(a)(1)(J)	Postal Ballot Notice dated September 27, 2025 (incorporated by reference to the Company’s Schedule TO-C filed on September 29, 2025).

(a)(1)(K)	Certain Tax Considerations for Non-Resident Shareholders related to the Buyback (incorporated by reference to the Company’s Schedule TO-C filed on September 26, 2025).

(a)(1)(L)	Voting Results Notice (incorporated by reference to the Company’s Schedule TO-C filed on November 6, 2025).

(a)(1)(M)	Public Announcement dated November 7, 2025 (incorporated by reference to the Company’s Schedule TO-C filed on November 10, 2025).

(a)(1)(N)	September 11, 2025 Resolutions (incorporated by reference to the Company’s Schedule TO-C filed on October 21, 2025).

(a)(1)(O)	Special Resolutions (incorporated by reference to the Company’s Schedule TO-C filed on November 10, 2025).

(a)(1)(P)	Draft Letter of Offer (incorporated by reference to the Company’s Schedule TO-C filed on October 21, 2025).

(a)(1)(Q)	Shareholder Communication dated November 18, 2025.

(d)(1)(A)	Form of Escrow Agreement dated November 6, 2025 by and amongst Infosys Limited, Kotak Mahindra Bank Limited and Kotak Mahindra Capital Company Limited.

(d)(1)(B)	Form of Deposit Agreement among the Company, Deutsche Bank Trust Company Americas and holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated by reference from Exhibit 4.1 to the Company’s Form 20-F filed on July 1, 2025).

(d)(1)(C)	The Company’s 2015 Stock Incentive Compensation Plan (incorporated by reference from Exhibit 4.3 to the Company’s Form 20-F filed on July 1, 2025).

(d)(1)(D)	Employees Welfare Trust Deed of the Company Pursuant to Employee Stock Offer Plan (incorporated by reference from Exhibit 4.5 to the Company’s Form 20-F filed on July 1, 2025) (P).

(d)(1)(E)	Form of Employment Agreement with the Chief Executive Officer (incorporated by reference from Exhibit 4.10 to the Company’s Form 20-F filed on July 1, 2025).

107	Filing Fee Table.

(P) - Previously filed on paper form

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFOSYS LIMITED

/s/ Inderpreet Sawhney
Inderpreet Sawhney
Chief Legal Officer and Chief Compliance Officer

Date: November 18, 2025